16012158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49000

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2016

Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1516**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

DANA ROSALES
Notary Public, State of New York
No. 01RO6059630
Qualified in New York County
Commission Expires ~~August 29, 200~~ October 6, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2015

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member
Greenhill & Co., LLC:

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2016

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 25,152,248
Advisory fees receivable	42,196,409
Due from affiliates	2,036,564
Other assets	1,750,732
Total assets	$ 71,135,953
Liabilities and Member's capital	
Compensation payable	$ 4,664,174
Accounts payable and accrued expenses	1,824,607
Due to affiliates	157,915
Total liabilities	$ 6,646,696
Member's capital	64,489,257
Total liabilities and Member's capital	$ 71,135,953

See accompanying notes to statement of financial condition.

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as capital advisory services. The Company has offices in New York, Chicago, Houston, Los Angeles and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the statement of financial condition and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates.

Revenue Recognition

It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

The Company recognizes advisory fee revenues for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

The Company recognizes capital advisory fees at the time of the client's acceptance of capital or capital commitments to a fund in accordance with the terms of the engagement letter. Generally, fee revenue is determined based upon a fixed percentage of capital committed to the fund. For multiple closings, revenue is recognized at each interim closing based on the amount of capital committed at each closing at the fixed fee percentage. At the final closing, revenue is recognized at the fixed percentage for the amount of capital committed since the last interim closing.

2. Summary of Significant Accounting Policies (continued)

While the majority of the Company's fee revenue is earned at the conclusion of a transaction or closing of a fund, on-going retainer fees, substantially all of which relate to non-success based strategic advisory and financing advisory and restructuring assignments, are also earned and recognized as advisory fee revenue over the period in which the related service is rendered.

Cash and Cash Equivalents

The Company held cash and cash equivalents on deposit with a financial institution of $25.2 million as of December 31, 2015. The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness. The Company did not record a bad debt expense for the year ended December 31, 2015.

Included in the total advisory fees receivable balance at December 31, 2015 were $32.2 million of long term receivables related to capital advisory engagements which are generally paid in installments over a period of three years. Interest receivable related to capital advisory engagements is included as a component of other assets on the statement of financial condition.

Credit risk related to advisory fees receivable is disbursed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a five year service period following the date of grant. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the fair market value of the awards granted to Company employees. See "Note 5 - Restricted Stock Units".

2. Summary of Significant Accounting Policies (continued)

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Accounting Developments

In May 2014, the FASB issued guidance codified in ASC 606, Revenue Recognition - Revenue from Contracts with Customers, which amends the guidance in former ASC 605, Revenue Recognition. Management is currently evaluating the impact of the future adoption of ASC 606 on the Company's financial statements. The new guidance was effective for fiscal years beginning after December 15, 2016. In August 2015, the FASB issued guidance which defers the effective date of its new recognition standard by one year. The standard would be effective for public entities for annual reporting periods beginning after December 15, 2017.

3. Related Party Transactions

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent. At December 31, 2015, the Company had receivables of $0.5 million from GAC related to the operation of the corporate aircraft which provides services to employees of the Company. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2015, the Company had receivables from other affiliates of $1.5 million, which relate to services provided for client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2015, the Company had payables of $0.2 million to other affiliates generally related to services rendered by other offices for client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

Intercompany transactions with affiliates are generally settled regularly throughout the year.

4. Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. The Company determined there was no requirement to accrue any liabilities as of December 31, 2015.

5. Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date.

To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Company. The Company recorded dividend equivalent payments, net of estimated forfeitures, of $3.7 million on outstanding restricted stock units as a dividend payment and a charge to equity.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

For the year ended December 31, 2015 the Company was allocated a non-cash charge of $16.9 million for expenses incurred in conjunction with restricted stock units awarded by the Parent, which has been included as a charge to deemed contribution to Member's capital.

6. Member's Capital

The Company makes periodic cash distributions, subject to net capital requirements and working capital needs, to its Parent. During 2015, the Company distributed $62.0 million to the Parent.

7. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company. The assets of the Retirement Plan are allocable to each participant who directs their investment in various equity based mutual funds or money market funds.

The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 75% of eligible compensation, as defined. The Parent provides matching contributions up to $1,000 per employee. At December 31, 2015, there was $0.2 million related to contributions due to the Retirement Plan included in compensation payable in the statement of financial condition.

8. Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment. As of December 31, 2015, the approximate aggregate minimum future rental payments for the leases held by the Company and its portion of the lease payments allocated by the Parent were as follows:

2016	$	9,501,317
2017		9,445,185
2018		9,126,135
2019		9,076,587
2020		7,605,370
Thereafter		311,293
Total	$	45,065,887

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2015, the Company's net capital was $18.5 million, which exceeded its requirement by $18.1 million. The Company's aggregate indebtedness to net capital ratio was 0.36 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

10. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the statement of financial condition was issued.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Greenhill & Co., LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Greenhill & Co., LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Greenhill & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Greenhill & Co., LLC's management is responsible for Greenhill & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******699*******************ALL FOR AADC 100
049000 FINRA DEC
GREENHILL & CO LLC
ATTN: HAROLD J RODRIGUEZ
300 PARK AVE FL 22
NEW YORK NY 10022-7402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HAROLD J. RODRIGUEZ, JR (212) 389-1516

2. A. General Assessment (item 2e from page 2) $ 355,889

B. Less payment made with SIPC-6 filed (exclude interest) (204,437)

7/31/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 151,452

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 151,452

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREENHILL & CO LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 10 day of FEBRUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 142,355,652
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 142,355,652
2e. General Assessment @ .0025	$ 355,889 (to page 1, line 2.A.)